SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

ESPERION THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE per share

(Title of Class of Securities)

29664W105

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners, LLC

800 El Camino Real, Ste. 220

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. 29664W105	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,434,396 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,434,396 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,396 shares of Common Stock (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.0% (3)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1) The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partners.

(2) Consists of 1,406,210 shares of Common Stock held of record by LVP and 28,186 shares of Common Stock held of record by LCA.

(3) The percentage was calculated based on 20,349,753 outstanding shares of Common Stock as of November 1, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 10, 2014.

CUSIP No. 29664W105	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Longitude Venture Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (4)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,434,396 shares of Common Stock (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,434,396 shares of Common Stock (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,396 shares of Common Stock (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.0% (6)
14	TYPE OF REPORTING PERSON (see instructions) PN

(4) The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partners.

(5) Consists of 1,406,210 shares of Common Stock held of record by LVP and 28,186 shares of Common Stock held of record by LCA.

(6) The percentage was calculated based on 20,349,753 outstanding shares of Common Stock as of November 1, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 10, 2014.

CUSIP No. 29664W105	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (7)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,434,396 shares of Common Stock (8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,434,396 shares of Common Stock (8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,396 shares of Common Stock (8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.0% (9)
14	TYPE OF REPORTING PERSON (see instructions) PN

(7) The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partners.

(8) Consists of 1,406,210 shares of Common Stock held of record by LVP and 28,186 shares of Common Stock held of record by LCA.

(9) The percentage was calculated based on 20,349,753 outstanding shares of Common Stock as of November 1, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 10, 2014.

CUSIP No. 29664W105	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (10)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,928 shares of Common Stock (11)
	8	SHARED VOTING POWER 1,434,396 shares of Common Stock (12)
	9	SOLE DISPOSITIVE POWER 11,928 shares of Common Stock (11)
	10	SHARED DISPOSITIVE POWER 1,434,396 shares of Common Stock (12)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,446,324 shares of Common Stock (11)(12)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1% (13)
14	TYPE OF REPORTING PERSON (see instructions) IN

(10) The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partners. The securities over which by Mr. Enright has sole voting and dispositive power were issued in connection with his service on the Board of Directors of the Issuer.

(11) Consists of a stock option to purchase an aggregate of 21,471 shares of Common Stock, of which 11,928 shares will vest and become exercisable within 60 days following November 18, 2014.

(12) Consists of 1,406,210 shares of Common Stock held of record by LVP and 28,186 shares of Common Stock held of record by LCA.

(13) The percentage was calculated based on 20,349,753 outstanding shares of Common Stock as of November 1, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 10, 2014.

CUSIP No. 29664W105	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (14)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,434,396 shares of Common Stock (15)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,434,396 shares of Common Stock (15)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,396 shares of Common Stock (15)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.0% (16)
14	TYPE OF REPORTING PERSON (see instructions) IN

(14) The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partners.

(15) Consists of 1,406,210 shares of Common Stock held of record by LVP and 28,186 shares of Common Stock held of record by LCA.

(16) The percentage was calculated based on 20,349,753 outstanding shares of Common Stock as of November 1, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 10, 2014.

Page 7 of 11 Pages

Explanatory Note:

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Statement”) initially filed with the Commission on July 11, 2013. This Amendment is filed on behalf of entities Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), and each of LVP’s and LCA’s sole general partner, Longitude Capital Partners, LLC (“LCP”, and each of LVP, LCA and LCP collectively, a “Reporting Entity”) and individuals Patrick G. Enright and Juliet Tammenoms Bakker (each a “Reporting Individual,” and each Reporting Entity or Reporting Individual, a “Reporting Person”), relating to the beneficial ownership of the common stock, par value $0.001 per share (“Common Stock”), of Esperion Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of the Statement, as last amended. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement (as amended) previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement (as amended) previously filed.

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended by adding the following paragraphs at the end thereof:

On September 19, 2014, each of LVP and LCA adopted a Rule 10b5-1 trading plan (collectively, the “2014 Trading Plans”). The 2014 Trading Plans were established as part of each Reporting Entity’s investment strategies for asset diversification and liquidity over time. The 2014 Trading Plans were adopted during an “open window” in accordance with guidelines specified by Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and as permitted by the Issuer’s insider trading policy.

A total of up to 500,000 shares of Common Stock could collectively be sold under all of the 2014 Trading Plans. Each 2014 Trading Plan establishes predetermined trading parameters that, among other things, do not permit the party or parties that adopted the applicable 2014 Trading Plan to exercise subsequent influence over how, when or whether to effect trades thereunder. Pursuant to the terms of each 2014 Trading Plan, sales thereunder are based upon pre-established stock price thresholds and were permitted to commence on October 3, 2014, and will continue until the earlier of December 31, 2014 or the sale of the maximum number of shares as set forth in each such 2014 Trading Plan. As of November 18, 2014, the maximum number of shares available for sale under the 2014 Trading Plans has been sold, and no further sales will be made thereunder.

Except as described herein, none of the Reporting Persons have present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) through (c) of the Statement is amended and restated in full as follows:

(a) According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2014, there were 20,349,753 outstanding shares of Common Stock as of November 1, 2014. LVP is the record holder of 1,406,210 shares of Common Stock, representing approximately 6.9% of the outstanding shares of Common Stock. LCA is the record holder of 28,186 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock. LVP and LCA may reallocate their holdings of securities among themselves and may be deemed to beneficially own securities on an aggregated basis.

LCP, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them and may be deemed to beneficially own the securities held of record by LVP and LCA.

The Reporting Individuals are each managing members of LCP and, as such, share the decision making power of LCP with respect to the voting and disposition of securities beneficially owned by it. As a result, each of the Reporting Individuals may be deemed to beneficially own the securities held of record by LVP and LCA.

Mr. Enright holds a stock option to purchase 21,471 shares of Common Stock that was issued to him in connection with his service on the Board of the Issuer, of which 11,928 shares will vest and become exercisable within 60 days following November 18, 2014. As a result, Mr. Enright may be deemed to beneficially own an aggregate of 1,446,324 shares of Common Stock, consisting of the shares held of record by LVP and LCA and the shares underlying the stock option that Mr. Enright has the right to acquire within 60 days following November 18, 2014.

Page 8 of 11 Pages

(b) LVP, LCA, and LCP, as well as Mr. Enright and Ms. Bakker as the managing members of LCP, have shared power to vote and dispose of an aggregate of 1,434,396 shares of Common Stock. Mr. Enright has sole power to vote and dispose of 11,928 shares of Common Stock, consisting of the shares of Common Stock underlying a stock option that has been granted to Mr. Enright in connection with his service on the Board and that Mr. Enright has the right to acquire within 60 days following November 18, 2014.

(c) The table set forth on Schedule A reflects all transactions effected by the Reporting Persons in the Common Stock during the 60-day period ending on November 18, 2014. Each transaction set forth on Schedule A represents the sale of shares of Common Stock in open market trades pursuant to the 2014 Trading Plans. Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is amended by adding the following paragraphs at the end thereof:

Effective April 1, 2014, the Issuer amended its non-employee director compensation policy to implement the following changes relevant to Mr. Enright: (a) the annual equity grant to non-employee directors was increased to 5,000 shares of Common Stock; (b) the annual retainer for general availability and participation in meetings and conference calls of the Board was increased to $35,000; (c) the annual compensation to the audit committee chairperson was increased to $15,000; and (d) the annual compensation to each nominating and corporate governance committee member (other than the chairperson) was increased to $3,500. Consistent with such policy, Mr. Enright was granted a stock option to purchase 5,000 shares of Common Stock in connection with his service on the Board of the Issuer, which will vest in full on the earlier of May 15, 2015 and the Issuer's next annual meeting of stockholders following May 15, 2014.

In connection with the Issuer’s public offering of Common Stock in October 2014, each of LVP, LCA, LCP and Mr. Enright entered into a lock-up agreement pursuant to which such parties were prohibited from selling or otherwise disposing of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock held by them for a period of, with respect to LVP, LCA and LCP, not less than 30 days after October 15, 2014, and with respect to Mr. Enright, not less than 90 days after October 15, 2014, in each case without the prior written consent of the lead underwriters in such offering, subject to certain exceptions. The terms and provisions of such lock-up agreement are more fully described in the Issuer’s prospectus supplement dated October 15, 2014 relating to such offering and the above summary is qualified by reference to such description and the full text of such agreement, which is filed as an exhibit to this Statement.

Reference is made to the description of the 2014 Trading Plans set forth in Item 4, which is incorporated herein by reference. Such description is only a summary of the terms of the 2014 Trading Plans and is qualified by reference to the full text of such agreements, which are filed as exhibits to this Statement.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated July 11, 2013, among the Reporting Persons (incorporated by reference to Exhibit A to Schedule 13D filed with the Commission on July 11, 2013).

Exhibit B:	Investor Rights Agreement dated April 28, 2008 among the Issuer, the Key Holders (as defined therein) and the Investors (as defined therein), as amended by Amendment No. 1 to Investor Rights Agreement dated April 11, 2013 among the Issuer, the Key Holders and the Investors (incorporated by reference to Exhibit 4.4 and Exhibit 4.5 to Issuer’s Registration Statement on Form S-1 filed with the Commission on May 14, 2013).

Exhibit C:	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to that certain Underwriting Agreement dated June 25, 2013 between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on June 12, 2013)

Page 9 of 11 Pages

Exhibit D:	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to that certain Underwriting Agreement dated October 15, 2014 between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 16, 2014).

Exhibit E:	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 14, 2013).

Exhibit F:	10b5-1 Trading Plan dated as of September 19, 2014 between Longitude Ventures Partners, L.P. and Morgan Stanley Smith Barney LLC (excluding the pricing information and other exhibits).

Exhibit G:	10b5-1 Trading Plan dated as of September 19, 2014 between Longitude Capital Associates, L.P. and Morgan Stanley Smith Barney LLC (excluding the pricing information and other exhibits).

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2014

LONGITUDE VENTURE PARTNERS, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

	By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

Page 11 of 11 Pages

SCHEDULE A

Name of Reporting Person	Date of Transaction	No. of Shares Sold	Sale Price Per Share (1)
LVP	10/7/2014	11,692	$30.0402	(2)
LCA	10/7/2014	235	$30.0403	(3)
LVP	10/9/2014	924	$30.0000
LCA	10/9/2014	19	$30.0000
LVP	11/17/2014	200,591	$32.0115	(4)
LVP	11/17/2014	136,148	$32.9339	(5)
LVP	11/17/2014	135,816	$33.7897	(6)
LCA	11/17/2014	4,021	$32.0115	(7)
LCA	11/17/2014	2,728	$32.9339	(8)
LCA	11/17/2014	2,722	$33.7896	(9)
LVP	11/18/2014	4,592	$31.5644	(10)
LVP	11/18/2014	412	$32.1377	(11)
LCA	11/18/2014	92	$31.5666	(12)
LCA	11/18/2014	8	$32.1313	(13)

(1) The applicable Reporting Person hereby undertakes to provide upon request to the Commission, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transactions were effected.

(2) Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $30.00 to $30.30. The price reported reflects the weighted average sale price.

(3) Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $30.00 to $30.30. The price reported reflects the weighted average sale price.

(4) Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $31.52 to $32.51. The price reported reflects the weighted average sale price.

(5) Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $32.52 to $33.5150. The price reported reflects the weighted average sale price.

(6) Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $33.52 to $34.42. The price reported reflects the weighted average sale price.

(7) Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $31.52 to $32.51. The price reported reflects the weighted average sale price.

(8) Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $32.52 to $33.5150. The price reported reflects the weighted average sale price.

(9) Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $33.52 to $34.42. The price reported reflects the weighted average sale price.

(10) Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $31.08 to $32.01. The price reported reflects the weighted average sale price.

(11) Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $32.09 to $32.26. The price reported reflects the weighted average sale price.

(12) Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $31.08 to $32.01. The price reported reflects the weighted average sale price.

(13) Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $32.09 to $32.26. The price reported reflects the weighted average sale price.

Exhibit F

PART I

Account and Plan Information

Instructions: To be completed by MSSB and reviewed by the Seller.

The undersigned (referred to hereinafter as the "Seller", "I" or "me") hereby appoints Morgan Stanley Smith Barney LLC ("MSSB") as my agent for the purposes of implementing this Sales Plan (this "Plan") that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as outlined below and for the purpose of executing this Plan. I understand that this Plan is subject to review prior to acceptance by MSSB and that, upon acceptance, MSSB will use commercially reasonable efforts to perform its obligations under this Plan.

The appointment of MSSB is for the purpose of selling my securities pursuant to the terms and conditions set forth below. Subject to such terms and conditions, MSSB accepts such appointment. This Plan is valid only for the specific security, account number and maximum total shares indicated:

Issuer (the "**Issuer**"): Esperion Therapeutics Trading Symbol: ESPR

Adoption Date: 9/19/2014 Plan Type: ☒ New Plan ☐ Modification

The date on which the Seller executes this Plan will be defined as the Adoption Date (the "Adoption Date").

Seller's Name: Longitude Venture Partners, L.P.

Account #: xxx- FA Number:

Selling Start Date: 10/3/2014

Note: The "Selling Start Date" may be no sooner than 14 days after the Adoption Date that this Plan is executed.

Plan End Date: 12/31/2015 Commission: $ ____ per share

Seller's Affiliation Status: ☒ 144 affiliate ☒ Section 16 insider ☐ Non 144 Affiliate but subject to trading windows ☐ Other

Share Type: ☐ Options ☒ Shares already owned ☐ Restricted Stock Award /Units ☐ other

Plan Total Share Quantity: Trade Schedule A: ____________

Trade Schedule B: 490,175

Total Shares: 490,175

% 10b5 LVP 2014 09 18.doc

Page 2

PART II

Trade Schedule A – Notice and Authorization of Exercise of Stock Options and Sale of Underlying Stock.

Instructions: May not be applicable for some plans. For use by any seller who wishes to sell shares obtained upon the exercise of stock options. When applicable, to be completed by MSSB and reviewed by the Seller. This Trade Schedule will be provided to the Issuer as Notice of the intention to exercise stock options.

Name of Seller: ______________________ Name of Issuer: ______________________________

I understand that it is my responsibility to ensure that my employee stock options (the "Options") will be vested prior to the purchase of shares (the "Shares") of common stock of the Issuer upon exercising the options and will be vested prior to their associated sale periods listed below and will not expire before such sale periods. I also acknowledge responsibility for notifying MSSB in the event of an expiration of the Options under the Issuer's stock option plan that will prevent the occurrence of one or more transactions listed below. If I authorize the exercise of more than one vested Option grant at the same limit price, the Options will be exercised in the order listed below. I further acknowledge that in the event Options cannot be exercised and the corresponding Shares cannot be sold for any reason, including the occurrence of a suspension pursuant to this Plan, the term of this Plan will not be affected thereby and will end on the originally scheduled Plan End Date. I represent that the information below is accurate.

MSSB MAY NOT ACCEPT A PLAN THAT COMMENCES SALES WITHIN (14) CALENDAR DAYS OF ADOPTION DATE.

The following shall constitute my irrevocable direction and authorization to exercise the Options and sell the Shares as follows:

*** INFORMATION ON GRID MUST BE TYPED ***

(a) Date of Grant	(b) Grant ID	(c) Strike Price	(d) Option Vest Date	(e) Option Expiration Date	(f) Sale Period(s)		(g) Number of Shares to be Sold	(h) Limit Price
					Start Date	End Date		

Note: Insert additional rows as necessary.

"No Sale" Periods (if any)	
Start Date	End Date

The maximum number of Shares to be sold under this Trade Schedule A is _______.

ESPR 10b5 LVP 2014 09 18.doc

Page 4

1. I hereby irrevocably authorize the Issuer to deliver Shares through the Depository Trust Company (DTC) to Morgan Stanley Smith Barney LLC -

   Deliver to Account #: XXX - ________

2. I hereby authorize MSSB or it affiliates, as applicable, to wire a cash amount sufficient to cover the cost of the exercise and any withholding taxes due to either the Issuer or, if applicable, the Issuer's outside stock option plan administrator upon the exercise of any Options exercised and underlying Shares sold pursuant to this Plan.

Instructions for Trade Schedule A:

- Please list all Options to be exercised and sold in the order of proposed exercise and sale. If a specific grant is not attributed to each individual Sale Period, Options will be exercised in the order that the grants are listed above.
- In columns (a) through (e) please provide the details of the Option grants to be exercised and sold.
- In column (f), state the first and last date on which the Shares are authorized to be sold during the Sale Period (Share sales may occur on or between these dates). If, during any Sale Period the stated price is not reached for some or all of these Shares, they will not be carried over into any subsequent Sale Period unless explicitly indicated.
- In column (g), state the maximum number of Shares to be sold pursuant to the Option exercise. Do not aggregate with amounts authorized to be sold at a different price during the same Sale Period.
- In column (h), write a dollar price which is the minimum price per Share (the "**Limit Price**") at which the Shares are authorized to be sold during the Sale Period. All limit orders will be treated as "limit not held" orders. Note: Option exercises and sales must be at a Limit Price, not at a "Market" price.
- In the grid labeled "No Sale" Periods, list the time period(s), if any, during which no sales may be made, notwithstanding their inclusion in this Trade Schedule A. These periods are independent of any suspension that may occur pursuant to this Plan.

This Trade Schedule A is an integral part of this Plan entered into by the Seller with MSSB and is subject to the terms and conditions set forth therein.

ESPR 10b5 LVP 2014 09 18.doc

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Trade Schedule B – Sale of Clean Stock/Control Stock/Restricted Stock Awards or Units or Employee Stock Purchase Plan Stock.

Instructions: May not be applicable for some plans. For use by any seller who wishes to sell these types of shares. When applicable, to be completed by MSSB and reviewed by the Seller.

Name of Seller: Longitude Venture Partners　　　　Name of Issuer: Esperion Therapeutics

I acknowledge that in the event the number of Shares in column (e) cannot be sold for any reason, including the occurrence of a suspension pursuant to this Plan, the term of this Plan will not be affected and will end on the originally scheduled Plan End Date. I represent that the information below is accurate.

MSSB MAY NOT ACCEPT A PLAN THAT COMMENCES SALES WITHIN (14) CALENDAR DAYS OF ADOPTION DATE.

***** INFORMATION ON GRID MUST BE TYPED *****

(a) Type *(Clean (CLN), Control (CTRL), Restricted (RST), Restricted Stock Awards (RSA) or Units (RSU) or Employee Stock Purchase Plan shares (ESPP))*	(b) Grant ID *(If applicable)*	(c) Date Shares Acquired / Vest Date *(If applicable)*	(d) Sale Period(s)		(e) Authorized Number of Owned Shares to be Sold	(f) Limit Price ("Market" if a Market Order)
			Start Date	End Date		
CTL		4/19/2013 (pfd), 6/26/13 (converted to common)	10/3/2014	12/31/2015	490,175	$30.00

Note: Insert additional rows as necessary

"No Sale" Periods (if any)	
Start Date	End Date

The maximum number of Shares to be sold under this Trade Schedule B is 490,175.

Instructions for Trade Schedule B:

- Shares should be listed in chronological order of proposed sales.
- In column (a), indicate the type of stock to be sold.
- In column (b), for Restricted Stock Awards/units or ESPP Shares, please state the Grant ID, if applicable.
- In column (c), state the date the Shares to be sold were acquired or vested. If the Shares were acquired/vested in more than one lot, state the acquisition/vest date for each lot. If performance based Restricted Stock Awards or Units and vest date is unknown at this time, indicate "TBD" in the grid above.
- In column (d), state the first and last date on which the Shares are authorized to be sold during the designated Sale Period (Share sales may occur on or between these dates). If, during any Sale Period the stated price is not reached for some or all of these Shares, they will not be carried over into any subsequent Sale Period, unless explicitly indicated.

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- In column (e), state the maximum number of Shares authorized to be sold at the price during the designated Sale Period. Do not aggregate with amounts authorized to be sold at a lower price during the same designated Sale Period.
- In column (f), write either: (i) a dollar price, which is the minimum price (the "Limit" Price) at which Shares are authorized to be sold, or (ii) the word "market" if Shares are to be sold at the then-prevailing market price per Share during the Sale Period. All market orders will be treated as "market not held" orders. All limit orders will be treated as "limit not held" orders.
- In the grid labeled "No Sale" Periods, list the period(s), if any, during which no sales may be made pursuant to this Trade Schedule B, stated Sale Periods, notwithstanding. These periods are independent of any suspension that may occur pursuant to this Plan.

This Trade Schedule B is an integral part of this Plan entered into by the Seller with MSSB and is subject to the terms and conditions set forth therein.

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PART III

Sales Plan Disclosures and Representations

Instructions: The Seller must review and understand these disclosures and representations. The Seller is required to sign the last page of this Part III.

A. General Representations.

I understand that this Plan is intended to conform with certain provisions of SEC Rule 10b5-1 of the Securities and Exchange Commission (the "Rules"). In summary, under the Rules, a person executing pre-planned transactions pursuant to a Rule 10b5-1 plan established in good faith at a time when that person was unaware of material nonpublic information has an affirmative defense against allegations of insider trading.

1. I hereby represent to MSSB that, as of the date of my signature below:

   a. I am not in possession, and am not aware, of any material nonpublic information about the securities which are the subject of this Plan or the Issuer of such securities;

   b. I am entering into this Plan in good faith and not as part of a plan or scheme to evade any law, including, without limitation, the federal securities laws or any law governing insider trading;

   c. I understand that the protections of the Rules may not apply if I alter this Plan or deviate from the instructions in any way, other than in accordance with the modification provisions of this Plan and applicable law;

   d. I own the securities which are the subject of this Plan free and clear and I acknowledge and confirm that:

      (i) Neither I, nor the securities subject to this Plan are subject to any pledges, liens, security interests or other impediments to transfer (except for those which I have entered into with MSSB or limitations imposed by Rule 144, if applicable), nor is there any contractual restriction or litigation, arbitration or other proceeding pending, or to my knowledge threatened, that would prevent or interfere with the exercise of options (**"Options"**) to purchase shares (**"Shares"**) of the Issuer or sale of Shares under this Plan; and

      (ii) The execution and delivery of this Plan by me and the transactions contemplated by this Plan will not contravene applicable law or any agreement or other instrument binding on me or any of my affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over me or my affiliates.

   e. While this Plan is in effect, I will not enter into any corresponding or hedging transaction or position with respect to the securities which are the subject of this Plan (including, without limitation, with respect to any securities convertible or exchangeable into common stock of the Issuer) and, unless this Plan is modified or terminated in accordance with the terms hereof, I agree not to alter or deviate from the terms of this Plan;

   f. I agree not to, directly or indirectly, communicate any information relating to the Shares or the Issuer to any employee of MSSB or its affiliates who is involved, directly or indirectly, in executing this Plan at any time while this Plan is in effect or attempt to exercise any influence over how, when or whether to effect any sales of Shares pursuant to this Plan;

   g. I represent that this Plan conforms with the trading policies of the Issuer, and I acknowledge and confirm that I have provided MSSB with an Issuer Representation letter dated as of the date of this Plan signed by an authorized representative of the Issuer substantially in the form of <u>Part IV - Exhibit A</u> to this Plan;

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h. I agree to notify MSSB in writing to the individuals set forth in Part I – Account and Plan Information as soon as practicable if I become aware of:

(i) any restriction that would prohibit any sale pursuant to this Plan (other than any such restriction relating to my possession or alleged possession of material nonpublic information about the Issuer or its securities). Such notice will indicate the anticipated duration of the restriction, but will not include any other information about the nature of the restriction or its applicability to me and will not in any way communicate any material nonpublic information about the Issuer or its securities to MSSB;

(ii) any change in the Issuer's insider trading policies;

(iii) any change in the Issuer's policies with regard to the timing or method of exercising options covered by this Plan;

(iv) any change that would cause the sales hereunder not to meet all applicable requirements of Rule 144, if applicable; and

(v) any stock split, stock dividend or other like distributions affecting the Shares (**"Recapitalization"**).

i. I acknowledge that MSSB is not acting as my fiduciary but is acting in a brokerage capacity in connection with the adoption and implementation of this Plan;

j. I agree that until this Plan has been terminated in accordance with its terms, I will not, without providing prior written notice to MSSB:

(i) enter into a binding contract with respect to the purchase or sale of any securities of the Issuer with another broker, dealer or financial institution (each, a **"Financial Institution"**);

(ii) instruct another Financial Institution to purchase or sell any securities of the Issuer; or

(iii) adopt a plan for trading with respect to any securities of the Issuer other than this Plan.

k. If I am a director or executive officer of the Issuer, then I am not subject to any current pension fund blackout period applicable to such Issuer, and I have not received written notice of the imposition of, nor am I aware of, the actual or approximate beginning or ending dates of any such blackout period and I further acknowledge and agree that I may not modify or otherwise alter this Plan in such circumstances;

l. I represent that I am not entering into this Plan on behalf of, or with the assets of, an individual retirement account or individual retirement annuity, or any employee retirement or employee benefit plan (such as, for example, a Keogh or "HR-10" plan). [Explanatory Note: A plan involving the sale of stock acquired through the exercise of employee stock options would not be "on behalf of, or with the assets of' any of the types of plans referred to in this paragraph.]

m. I represent that my account is not an "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or a "plan" as defined under Section 4975(e) of the Internal Revenue Code of 1986, as amended, or an entity whose underlying assets include the assets of any such plan by reason of such a plan's investment in such entity.

B. Section 16 Representations (note: may not be applicable for some plans).

1. I understand that it is my responsibility to comply with all applicable laws (including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder, if applicable) and policies of the Issuer of the securities with respect to the transactions contemplated by this Plan (**"Covered Transactions"**) and agree to comply with all such laws and policies;

2. If I have specified that I am subject to the requirements of Section 16 of the Exchange Act, I agree to complete, execute and deliver to MSSB a Section 16 Authorization Letter substantially in the form of Part IV – Exhibit C to this Plan;

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3. I understand that federal securities laws may require me to disgorge all profits earned in connection with any purchase and sale of securities that occurs within six months of each other if I own 10% or more of any class of the Issuer's equity securities, or if I am an officer or director of the Issuer (i.e., "short-swing profits"). I further understand that it is my own responsibility to ensure compliance with such short-swing profit rules, and I will seek my own counsel with respect to ensuring compliance with such rules;

4. I understand that there are securities laws and rules that require certain persons to timely file reports with the Securities and Exchange Commission (the "SEC") as to the shareholder's purchases and sales of the Issuer's securities (including, without limitation, Section 13 and Section 16 of the Exchange Act). I understand that it is my responsibility to ensure compliance with such rules in a timely manner to the extent applicable, and I will seek my own counsel with respect to whether and when such reports might need to be filed. MSSB will not be required to: (i) make any of these filings on my behalf, (ii) review any Exchange Act filing made by me, or (iii) determine whether any Exchange Act filing by me has been made on a timely basis. MSSB will not be liable to me for any misstatement, omission or defect in any of these filings; and

5. I understand that the laws governing insider trading are fact-specific and that MSSB does not and cannot guarantee that any transaction that is executed pursuant to this Plan will be deemed covered by the protections of the Rules.

C. Sales of Restricted Stock or Control Stock Pursuant to SEC Rule 144 (note: may not be applicable for some plans).

1. I understand that this Plan is applicable only as to securities that are freely-tradable and that are not subject to any restrictions against purchase or sale. If I am considered an "Affiliate" within the meaning of Rule 144, then I understand that the provisions of that rule may limit the number of Shares I can sell at any given time. In the event there is a conflict between the quantity of securities that I have directed to be sold and any lesser amount of Shares that are permitted to be sold pursuant to Rule 144 or other securities laws or rules, I hereby direct that the maximum limits established by such other laws or rules shall govern. In no event will MSSB effect any sale if such sale would exceed the then-applicable limitation under Rule 144 assuming MSSB's sales under this Plan are the only sales subject to that limitation.

2. I agree not to take nor to cause any person or entity with which I would be required to aggregate sales of stock pursuant to Rule 144 to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144, including volume limitations.

3. I instruct MSSB to conduct all sales pursuant to this Plan in accordance with the manner of sale under Rule 144(f) and current public information requirements of Rule 144(c).

4. I agree to timely provide completed and signed Rule 144 paperwork to MSSB (including, without limitation, a Seller Representation letter dated as of the date of this Plan substantially in the form of Part IV - Exhibit B to this Plan prior to the Adoption Date). I acknowledge that MSSB requires this paperwork to facilitate Rule 144 trades for my account. Consistent with Rule 144 filing requirements, MSSB hereby agrees to submit my completed Form144 – Notice of Proposed Sale to the Securities and Exchange Commission . In order for MSSB to complete this paperwork, I authorize MSSB to maintain my pre-signed Forms 144 in safekeeping and to complete these forms as necessary before submitting them to the SEC. I further agree to release, hold harmless and discharge MSSB and their affiliates, agents, officers, successors and insurers from any and all claims, demands, losses, liabilities, damages and other expenses which may be sustained at any time relating to its facilitating transactions and completing necessary paperwork on my behalf under Rule 144.

D. Implementation, Modification, Suspension and Termination.

1. Implementation of Plan.

   a. MSSB will sell the Shares subject to this Plan in accordance with the terms of this Plan for my account in accordance with the principles of best execution provided that MSSB may execute orders on a "not held" basis. MSSB considers several factors, including price, the available liquidity pool, execution speed, transaction costs, service and opportunities for price improvement in determining where to route customer orders for execution. A "not held" or "working order" permits MSSB to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order. However, MSSB will not sell any Shares subject to this Plan at a price less than the Limit Price, if applicable.

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b. MSSB may sell the Shares subject to this Plan on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise. I agree that if MSSB or its affiliates is a market maker or dealer in such Shares at the time that any sale is to be made under this Plan, MSSB or its affiliates may, at its sole discretion, purchase such Shares in its capacity as market maker or dealer.

c. I agree to deliver the Shares subject to this Plan to the extent I currently own such Shares into an account at MSSB in my name and for my benefit prior to the Selling Start Date. I understand that this Plan shall not be effective until I establish a valid account at MSSB to hold the Shares.

2. Modification of Plan.

a. I may not modify this Plan unless:

(i) such modification is accepted in writing by MSSB;

(ii) I provide MSSB with:

(a) an Issuer Representation Letter substantially in the form of Part IV - Exhibit A to this Plan;

(b) a Seller Representation Letter substantially in the form of Part IV - Exhibit B to this Plan;

(c) a modification letter and new trade schedule(s) in which I represent that, among other things, on the date of such modification that I am not aware of any material, non-public information regarding the Issuer or any of its securities (including the Shares), that the modification is being made in good faith and not as part of a scheme to evade the Rules, and that my representations and warranties contained in this Plan are true at and as of the date of such letter as if made at and as of such date; and

(d) such modification occurs only outside of any "blackout periods" set forth in the Issuer's insider trading policy and procedures.

b. I further understand that MSSB requires a 14 day period from the adoption of such modification to the date when trading may resume following such modification. The Issuer may impose additional requirements as a condition of allowing me to modify this Plan, including, but not limited to, an additional period of time which must elapse before trading may resume following such modification. I agree to comply with any such additional requirements imposed by Issuer and to advise MSSB of such requirements. I further agree that any such modification of this Plan shall be undertaken at my own risk without liability or consequence to MSSB.

3. Suspension of Plan.

a. I understand that trading under this Plan may be suspended if MSSB has received written notice from the Issuer or from me of a legal, regulatory or contractual restriction applicable to the Issuer or to me. Upon receipt of such written notice, I expressly authorize MSSB to suspend trading as soon as practicable and trading shall not resume until MSSB has received written notice of the lifting of such suspension or the resolution of the underlying restriction. If the events giving rise to a suspension of trading cannot be resolved (as determined by MSSB in its sole discretion), I understand and acknowledge that MSSB reserves the right, in its sole discretion, to terminate this Plan in accordance with the provisions contained herein. In the event of a suspension, MSSB will resume effecting trades in accordance with this Plan as soon as MSSB determines that it is reasonably practical to do so.

b. Upon the resumption of trading following a suspension, any trades having a Sales Period End Date scheduled to have occurred during such suspension period shall be deemed to have expired as of that scheduled Sales Period End Date as defined in Trade Schedule A or B, as applicable. Any trades having a Sales Period Start Date scheduled to have occurred during the period of suspension shall be placed as soon as practicable for the balance of time remaining until the Sales Period End Date applicable to such trade. All other trades shall be placed as originally indicated in this Plan.

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4. Termination of Plan.

a. I understand that this Plan will terminate at market close on the Plan End Date or, if earlier, upon the completed sale of the maximum Shares subject to this Plan. In addition, this Plan shall terminate, regardless of whether the maximum Shares have been sold, upon any of the following events:

(i) MSSB receives written notice of my death;

(ii) MSSB receives written notice of the commencement or impending commencement of any proceedings in respect of or triggered by my bankruptcy or insolvency;

(iii) MSSB receives written notice of a valid instruction to transfer all or substantially all of the assets within my securities account at MSSB to another broker-dealer;

(iv) MSSB receives two days' written notice from me terminating this Plan (which may be given for any reason);

(v) I receive written notice from MSSB terminating this Plan (which may be given for any reason); and

(vi) If I fail to comply in any material respect with any applicable law and/or any obligation under this Plan.

(vii) Upon my or the Issuer's demonstrating to MSSB that any of the following contingencies have occurred:

(a) A public announcement has been made of a tender offer involving the Issuer's securities;

(b) A definitive agreement has been announced relating to a merger, reorganization, consolidation or similar transaction in which the securities covered by this Plan would be subject to a lock-up provision;

(c) A sale has been made of all or substantially all of the assets of the Issuer on a consolidated basis to an unrelated person or entity, or if a transaction affecting the Issuer occurs in which the owners of the Issuer's outstanding voting power prior to the transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction;

(d) A dissolution or liquidation of the Issuer takes place or there is a commencement or impending commencement of any proceedings in respect of or triggered by the Issuer's bankruptcy or insolvency; or

(e) That this Plan or its attendant transactions may violate existing, new or revised federal or state laws or regulations, or may cause a breach of a contract or agreement to which the Issuer is a party or by which the Issuer is bound.

b. In no event shall MSSB be deemed to have breached or failed to comply with this Plan if MSSB does not receive written notice from me or the Issuer of the above contingencies prior to the placement of a scheduled order under this Plan.

E. Indemnification; Limitation of Liability.

I understand that the purpose of this Plan is to provide me with an affirmative defense against charges of insider trading and that MSSB can make no representation or guarantee that any transaction entered according to this Plan will not subsequently be found to violate federal or state laws or rules against trading by insiders or trading on the basis of material nonpublic information or other laws or rules governing securities transactions. Therefore, in consideration of MSSB's acceptance of these instructions, I hereby agree to indemnify and hold harmless MSSB and its directors, officers, employees and affiliates (including, without limitation, Morgan Stanley & Co. LLC) from any claim, loss, damage, liability or expense (including, without limitation, any legal fees and expenses reasonably incurred) arising out of or attributable to this Plan (including, without limitation, any representations or warranties I have given or will give under or in connection with this Plan) or any transaction or transactions executed pursuant to this Plan or from any deviation I might make from this Plan. This indemnification will survive termination of this Plan.

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Notwithstanding any other provision hereof, MSSB shall not be liable to me for (i) any special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or (ii) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond MSSB's reasonable control, including but not limited to, failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, outbreak or escalation of hostilities or other crisis or calamity, severe weather, market disruptions, material disruptions in securities settlement, payment or clearance services or other causes commonly known as "acts of God".

F. Notice.

All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier or electronic mail and made to the applicable persons indicated in Part I – Account and Plan Information. The parties acknowledge and agree that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution.

G. Miscellaneous.

1. Additional Documents. I agree to complete, execute and deliver to MSSB any additional forms or other paperwork pursuant to this Plan at such times and in such form as MSSB may reasonably request.

2. My Obligation to Consult Legal Advisors. I agree that I will not enter into, modify, suspend or terminate this Plan except upon consultation with my own legal advisors.

3. Inconsistent Provisions. If any provision of this Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed rescinded to the extent required in order to comply with the relevant law, rule or regulation. All other provisions of this Plan will continue and remain in full force and effect.

4. Market Disruptions and Other Unusual Situations. I understand that MSSB may not be able to effectuate a sale due to a market disruption or a legal, regulatory or contractual restriction to which it, its affiliates, me or my affiliates may be subject (as determined by MSSB in its sole discretion). If any transaction cannot be executed due to a market disruption, a legal, regulatory, or contractual restriction applicable to MSSB, or any other event, MSSB agrees to effectuate such sale as promptly as practical after the cessation or termination of such market disruption, applicable restriction or other event; provided that such date does not exceed the Sales Period End Date for that order or the Plan End Date, or falls within a No Sales Period as defined in Trade Schedule A and/or B of this Plan.

5. Non-Market Days and Trading Restrictions. If I have given instructions that require an order to be entered on a particular date, and the date that I have selected for a transaction falls on a day when the applicable primary market for the security is closed, then I direct that the transaction occur on the next regular business day on which such market is open following the original date indicated; provided that such date does not exceed the Sales Period End Date for that order or the Plan End Date or falls within a No Sales Period as defined in Trade Schedule A and/or B of this Plan.

6. State Insider Trading Laws. I understand that some states may have their own laws that relate to insider trading. I understand that MSSB makes no representation to me with respect to whether this Plan conforms to the laws of any particular state, and that I will seek the advice of my own counsel with respect to matters of state law.

7. Prices. All references in this Plan to per share prices will be before deducting any commission equivalent, mark-up or differential and other expenses of sale.

8. Other Shares. I may instruct MSSB to sell securities of the Issuer other than pursuant to this Plan. The parties hereto agree that any such sale transaction will not be deemed to modify this Plan unless in connection with such transaction this Plan is modified pursuant to the process set forth in subsection D.2 above.

9. Adjustments to Share and Dollar Amounts. The exercise and sale prices, and number of Options to be exercised and Share to be sold, will be adjusted following such time as I or the Issuer notifies MSSB promptly of a Recapitalization, which shall be made by providing a new schedule reflecting the adjustment in Shares and prices after the Recapitalization.

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10. Effect of Instructions on Other Agreements with MSSB. Subject to "Entire Agreement; Subsequent Plans" subsection below, nothing in this Plan changes any other terms or agreements that are already applicable to my account or accounts, or that otherwise exist between MSSB and me.

11. Entire Agreement; Subsequent Plans. This Plan constitutes the entire agreement between the parties with respect to this Plan and supersedes any prior agreements or understandings with respect to this Plan. I understand that if I enter into a subsequent 10b5-1 trading plan, that plan will not amend, suspend or terminate this Plan unless explicitly agreed to by MSSB in writing.

12. Assignment. My rights and obligations under this Plan may not be assigned or delegated without the written permission of MSSB. MSSB may assign or delegate any or all of its rights or obligations under this Plan to a company affiliated with, or a successor to, MSSB or to any assignee to which MSSB determines to assign all or part of its business relating to sales plans of this kind. Any such assignment will not affect the status, or be deemed to be an amendment, of this Plan, the purpose of which is to provide me with an affirmative defense against charges of insider trading.

13. Choice of Law Regarding Interpretation of Instructions. This Plan shall be construed in accordance with the internal laws of the State of New York.

14. Enforceability in the Event of Bankruptcy. The parties acknowledge and agree that this Plan is a "securities contract" as defined in Section 741(7) of Title 11 of the United States Code ("Bankruptcy Code") and shall be entitled to all of the protections afforded to such contracts under the Bankruptcy Code.

15. Headings. Headings used in this Plan are provided for convenience only and shall not be used to construe meaning or intent.

16. Counterparts. This Plan may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were placed upon the same instrument.

By signing this Plan I agree that I have read and understood all of the disclosures and representations outlined in this Plan and applicable Trade Schedules.

Seller	Morgan Stanley Smith Barney LLC
By: Patrick Enright	By: Christine Coggetti
Name: Patrick Enright	Name:
Title: Managing Member	Title: Executive Director
Adoption Date: 9/19/14	Date: 9/24/14

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Exhibit G

PART I

Account and Plan Information

Instructions: *To be completed by MSSB and reviewed by the Seller.*

The undersigned (referred to hereinafter as the "**Seller**", "**I**" or "**me**") hereby appoints Morgan Stanley Smith Barney LLC ("**MSSB**") as my agent for the purposes of implementing this Sales Plan (this "**Plan**") that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") as outlined below and for the purpose of executing this Plan. I understand that this Plan is subject to review prior to acceptance by MSSB and that, upon acceptance, MSSB will use commercially reasonable efforts to perform its obligations under this Plan.

The appointment of MSSB is for the purpose of selling my securities pursuant to the terms and conditions set forth below. Subject to such terms and conditions, MSSB accepts such appointment. This Plan is valid only for the specific security, account number and maximum total shares indicated:

Issuer (the "**Issuer**"): Esperion Therapeutics Trading Symbol: ESPR

Adoption Date: 9/19/2014 Plan Type: ☒ New Plan ☐ Modification

*The date on which the Seller executes this Plan will be defined as the Adoption Date (the "**Adoption Date**").*

Seller's Name: Longitude Capital Associates, L.P.

Account #: xxx- FA Number:

Selling Start Date: 10/3/2014

Note: The "Selling Start Date" may be no sooner than 14 days after the Adoption Date that this Plan is executed.

Plan End Date: 12/31/2015 Commission: $ _____ per share

Seller's Affiliation Status: ☒ 144 affiliate ☒ Section 16 insider ☐ Non 144 Affiliate but subject to trading windows ☐ Other

Share Type: ☐ Options ☒ Shares already owned ☐ Restricted Stock Award /Units ☐ other

Plan Total Share Quantity: Trade Schedule A: ______________

Trade Schedule B: 9,825

Total Shares: 9.825

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PART II

Trade Schedule A – Notice and Authorization of Exercise of Stock Options and Sale of Underlying Stock.

Instructions: May not be applicable for some plans. For use by any seller who wishes to sell shares obtained upon the exercise of stock options. When applicable, to be completed by MSSB and reviewed by the Seller. This Trade Schedule will be provided to the Issuer as Notice of the intention to exercise stock options.

Name of Seller: ______________________ Name of Issuer: ______________________________

I understand that it is my responsibility to ensure that my employee stock options (the "**Options**") will be vested prior to the purchase of shares (the "**Shares**") of common stock of the Issuer upon exercising the options and will be vested prior to their associated sale periods listed below and will not expire before such sale periods. I also acknowledge responsibility for notifying MSSB in the event of an expiration of the Options under the Issuer's stock option plan that will prevent the occurrence of one or more transactions listed below. If I authorize the exercise of more than one vested Option grant at the same limit price, the Options will be exercised in the order listed below. I further acknowledge that in the event Options cannot be exercised and the corresponding Shares cannot be sold for any reason, including the occurrence of a suspension pursuant to this Plan, the term of this Plan will not be affected thereby and will end on the originally scheduled Plan End Date. I represent that the information below is accurate.

MSSB MAY NOT ACCEPT A PLAN THAT COMMENCES SALES WITHIN (14) CALENDAR DAYS OF ADOPTION DATE.

The following shall constitute my irrevocable direction and authorization to exercise the Options and sell the Shares as follows:

***** INFORMATION ON GRID MUST BE TYPED *****

(a) Date of Grant	(b) Grant ID	(c) Strike Price	(d) Option Vest Date	(e) Option Expiration Date	(f) Sale Period(s)		(g) Number of Shares to be Sold	(h) Limit Price
					Start Date	End Date		

Note: insert additional rows as necessary.

"No Sale" Periods (if any)	
Start Date	End Date

The maximum number of Shares to be sold under this Trade Schedule A is _______.

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1. I hereby irrevocably authorize the Issuer to deliver Shares through the Depository Trust Company (DTC) to Morgan Stanley Smith Barney LLC -

   Deliver to Account #: XXX-________

2. I hereby authorize MSSB or it affiliates, as applicable, to wire a cash amount sufficient to cover the cost of the exercise and any withholding taxes due to either the Issuer or, if applicable, the Issuer's outside stock option plan administrator upon the exercise of any Options exercised and underlying Shares sold pursuant to this Plan.

Instructions for Trade Schedule A:

- Please list all Options to be exercised and sold in the order of proposed exercise and sale. If a specific grant is not attributed to each individual Sale Period, Options will be exercised in the order that the grants are listed above.
- In columns (a) through (e) please provide the details of the Option grants to be exercised and sold.
- In column (f), state the first and last date on which the Shares are authorized to be sold during the Sale Period (Share sales may occur on or between these dates). If, during any Sale Period the stated price is not reached for some or all of these Shares, they will not be carried over into any subsequent Sale Period unless explicitly indicated.
- In column (g), state the maximum number of Shares to be sold pursuant to the Option exercise. Do not aggregate with amounts authorized to be sold at a different price during the same Sale Period.
- In column (h), write a dollar price which is the minimum price per Share (the "**Limit Price**") at which the Shares are authorized to be sold during the Sale Period. All limit orders will be treated as "limit not held" orders. Note: Option exercises and sales must be at a Limit Price, not at a "Market" price.
- In the grid labeled "No Sale" Periods, list the time period(s), if any, during which no sales may be made, notwithstanding their inclusion in this Trade Schedule A. These periods are independent of any suspension that may occur pursuant to this Plan.

This Trade Schedule A is an integral part of this Plan entered into by the Seller with MSSB and is subject to the terms and conditions set forth therein.

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Trade Schedule B – Sale of Clean Stock/Control Stock/Restricted Stock Awards or Units or Employee Stock Purchase Plan Stock.

Instructions: May not be applicable for some plans. For use by any seller who wishes to sell these types of shares. When applicable, to be completed by MSSB and reviewed by the Seller.

Name of Seller: Longitude Capital Associates   Name of Issuer: Esperion Therapeutics

I acknowledge that in the event the number of Shares in column (e) cannot be sold for any reason, including the occurrence of a suspension pursuant to this Plan, the term of this Plan will not be affected and will end on the originally scheduled Plan End Date. I represent that the information below is accurate.

MSSB MAY NOT ACCEPT A PLAN THAT COMMENCES SALES WITHIN (14) CALENDAR DAYS OF ADOPTION DATE.

***** INFORMATION ON GRID MUST BE TYPED *****

(a) Type *(Clean (CLN), Control (CTRL), Restricted (RST), Restricted Stock Awards (RSA) or Units (RSU) or Employee Stock Purchase Plan shares (ESPP))*	(b) Grant ID *(if applicable)*	(c) Date Shares Acquired / Vest Date *(if applicable)*	(d) Sale Period(s) Start Date	End Date	(e) Authorized Number of Owned Shares to be Sold	(f) Limit Price ("Market" if a Market Order)
CTL		4/19/2013 (pfd), 6/26/13 (converted to common)	10/3/2014	12/31/2015	9,825	$30.00

Note: Insert additional rows as necessary

"No Sale" Periods (if any)	
Start Date	End Date

The maximum number of Shares to be sold under this Trade Schedule B is 490,175.

Instructions for Trade Schedule B:

- Shares should be listed in chronological order of proposed sales.
- In column (a), indicate the type of stock to be sold.
- In column (b), for Restricted Stock Awards/units or ESPP Shares, please state the Grant ID, if applicable.
- In column (c), state the date the Shares to be sold were acquired or vested. If the Shares were acquired/vested in more than one lot, state the acquisition/vest date for each lot. If performance based Restricted Stock Awards or Units and vest date is unknown at this time, indicate "TBD" in the grid above.
- In column (d), state the first and last date on which the Shares are authorized to be sold during the designated Sale Period (Share sales may occur on or between these dates). If, during any Sale Period the stated price is not reached for some or all of these Shares, they will not be carried over into any subsequent Sale Period, unless explicitly indicated.

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- In column (e), state the maximum number of Shares authorized to be sold at the price during the designated Sale Period. Do not aggregate with amounts authorized to be sold at a lower price during the same designated Sale Period.
- In column (f), write either: (i) a dollar price, which is the minimum price (the "Limit" Price) at which Shares are authorized to be sold, or (ii) the word "market" if Shares are to be sold at the then-prevailing market price per Share during the Sale Period. All market orders will be treated as "market not held" orders. All limit orders will be treated as "limit not held" orders.
- In the grid labeled "No Sale" Periods, list the period(s), if any, during which no sales may be made pursuant to this Trade Schedule B, stated Sale Periods, notwithstanding. These periods are independent of any suspension that may occur pursuant to this Plan.

This Trade Schedule B is an integral part of this Plan entered into by the Seller with MSSB and is subject to the terms and conditions set forth therein.

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PART III
Sales Plan Disclosures and Representations

Instructions: The Seller must review and understand these disclosures and representations. The Seller is required to sign the last page of this Part III.

A. General Representations.

I understand that this Plan is intended to conform with certain provisions of SEC Rule 10b5-1 of the Securities and Exchange Commission (the "**Rules**"). In summary, under the Rules, a person executing pre-planned transactions pursuant to a Rule 10b5-1 plan established in good faith at a time when that person was unaware of material nonpublic information has an affirmative defense against allegations of insider trading.

1. I hereby represent to MSSB that, as of the date of my signature below:

   a. I am not in possession, and am not aware, of any material nonpublic information about the securities which are the subject of this Plan or the Issuer of such securities;

   b. I am entering into this Plan in good faith and not as part of a plan or scheme to evade any law, including, without limitation, the federal securities laws or any law governing insider trading;

   c. I understand that the protections of the Rules may not apply if I alter this Plan or deviate from the Instructions in any way, other than in accordance with the modification provisions of this Plan and applicable law;

   d. I own the securities which are the subject of this Plan free and clear and I acknowledge and confirm that:

      (i) Neither I, nor the securities subject to this Plan are subject to any pledges, liens, security interests or other impediments to transfer (except for those which I have entered into with MSSB or limitations imposed by Rule 144, if applicable), nor is there any contractual restriction or litigation, arbitration or other proceeding pending, or to my knowledge threatened, that would prevent or interfere with the exercise of options ("**Options**") to purchase shares ("**Shares**") of the Issuer or sale of Shares under this Plan; and

      (ii) The execution and delivery of this Plan by me and the transactions contemplated by this Plan will not contravene applicable law or any agreement or other instrument binding on me or any of my affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over me or my affiliates.

   e. While this Plan is in effect, I will not enter into any corresponding or hedging transaction or position with respect to the securities which are the subject of this Plan (including, without limitation, with respect to any securities convertible or exchangeable into common stock of the Issuer) and, unless this Plan is modified or terminated in accordance with the terms hereof, I agree not to alter or deviate from the terms of this Plan;

   f. I agree not to, directly or indirectly, communicate any information relating to the Shares or the Issuer to any employee of MSSB or its affiliates who is involved, directly or indirectly, in executing this Plan at any time while this Plan is in effect or attempt to exercise any influence over how, when or whether to effect any sales of Shares pursuant to this Plan;

   g. I represent that this Plan conforms with the trading policies of the Issuer, and I acknowledge and confirm that I have provided MSSB with an Issuer Representation letter dated as of the date of this Plan signed by an authorized representative of the Issuer substantially in the form of <u>Part IV - Exhibit A</u> to this Plan;

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h. I agree to notify MSSB in writing to the individuals set forth in Part I – Account and Plan Information as soon as practicable if I become aware of:

(i) any restriction that would prohibit any sale pursuant to this Plan (other than any such restriction relating to my possession or alleged possession of material nonpublic information about the Issuer or its securities). Such notice will indicate the anticipated duration of the restriction, but will not include any other information about the nature of the restriction or its applicability to me and will not in any way communicate any material nonpublic information about the Issuer or its securities to MSSB;

(ii) any change in the Issuer's insider trading policies;

(iii) any change in the Issuer's policies with regard to the timing or method of exercising options covered by this Plan;

(iv) any change that would cause the sales hereunder not to meet all applicable requirements of Rule 144, if applicable; and

(v) any stock split, stock dividend or other like distributions affecting the Shares ("**Recapitalization**").

i. I acknowledge that MSSB is not acting as my fiduciary but is acting in a brokerage capacity in connection with the adoption and implementation of this Plan;

j. I agree that until this Plan has been terminated in accordance with its terms, I will not, without providing prior written notice to MSSB:

(i) enter into a binding contract with respect to the purchase or sale of any securities of the Issuer with another broker, dealer or financial institution (each, a "**Financial Institution**");

(ii) instruct another Financial Institution to purchase or sell any securities of the Issuer; or

(iii) adopt a plan for trading with respect to any securities of the Issuer other than this Plan.

k. If I am a director or executive officer of the Issuer, then I am not subject to any current pension fund blackout period applicable to such Issuer, and I have not received written notice of the imposition of, nor am I aware of, the actual or approximate beginning or ending dates of any such blackout period and I further acknowledge and agree that I may not modify or otherwise alter this Plan in such circumstances;

l. I represent that I am not entering into this Plan on behalf of, or with the assets of, an individual retirement account or individual retirement annuity, or any employee retirement or employee benefit plan (such as, for example, a Keogh or "HR-10" plan). [Explanatory Note: A plan involving the sale of stock acquired through the exercise of employee stock options would not be "on behalf of, or with the assets of' any of the types of plans referred to in this paragraph.]

m. I represent that my account is not an "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or a "plan" as defined under Section 4975(e) of the Internal Revenue Code of 1986, as amended, or an entity whose underlying assets include the assets of any such plan by reason of such a plan's investment in such entity.

B. Section 16 Representations (note: may not be applicable for some plans).

1. I understand that it is my responsibility to comply with all applicable laws (including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder, if applicable) and policies of the Issuer of the securities with respect to the transactions contemplated by this Plan ("**Covered Transactions**") and agree to comply with all such laws and policies;

2. If I have specified that I am subject to the requirements of Section 16 of the Exchange Act, I agree to complete, execute and deliver to MSSB a Section 16 Authorization Letter substantially in the form of Part IV – Exhibit C to this Plan;

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3. I understand that federal securities laws may require me to disgorge all profits earned in connection with any purchase and sale of securities that occurs within six months of each other if I own 10% or more of any class of the Issuer's equity securities, or if I am an officer or director of the Issuer (i.e., "short-swing profits"). I further understand that it is my own responsibility to ensure compliance with such short-swing profit rules, and I will seek my own counsel with respect to ensuring compliance with such rules;

4. I understand that there are securities laws and rules that require certain persons to timely file reports with the Securities and Exchange Commission (the "SEC") as to the shareholder's purchases and sales of the Issuer's securities (including, without limitation, Section 13 and Section 16 of the Exchange Act). I understand that it is my responsibility to ensure compliance with such rules in a timely manner to the extent applicable, and I will seek my own counsel with respect to whether and when such reports might need to be filed. MSSB will not be required to: (i) make any of these filings on my behalf, (ii) review any Exchange Act filing made by me, or (iii) determine whether any Exchange Act filing by me has been made on a timely basis. MSSB will not be liable to me for any misstatement, omission or defect in any of these filings; and

5. I understand that the laws governing insider trading are fact-specific and that MSSB does not and cannot guarantee that any transaction that is executed pursuant to this Plan will be deemed covered by the protections of the Rules.

C. Sales of Restricted Stock or Control Stock Pursuant to SEC Rule 144 (note: may not be applicable for some plans).

1. I understand that this Plan is applicable only as to securities that are freely-tradable and that are not subject to any restrictions against purchase or sale. If I am considered an "Affiliate" within the meaning of Rule 144, then I understand that the provisions of that rule may limit the number of Shares I can sell at any given time. In the event there is a conflict between the quantity of securities that I have directed to be sold and any lesser amount of Shares that are permitted to be sold pursuant to Rule 144 or other securities laws or rules, I hereby direct that the maximum limits established by such other laws or rules shall govern. In no event will MSSB effect any sale if such sale would exceed the then-applicable limitation under Rule 144 assuming MSSB's sales under this Plan are the only sales subject to that limitation.

2. I agree not to take nor to cause any person or entity with which I would be required to aggregate sales of stock pursuant to Rule 144 to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144, including volume limitations.

3. I instruct MSSB to conduct all sales pursuant to this Plan in accordance with the manner of sale under Rule 144(f) and current public information requirements of Rule 144(c).

4. I agree to timely provide completed and signed Rule 144 paperwork to MSSB (including, without limitation, a Seller Representation letter dated as of the date of this Plan substantially in the form of <u>Part IV - Exhibit B</u> to this Plan prior to the Adoption Date). I acknowledge that MSSB requires this paperwork to facilitate Rule 144 trades for my account. Consistent with Rule 144 filing requirements, MSSB hereby agrees to submit my completed Form144 – Notice of Proposed Sale to the Securities and Exchange Commission . In order for MSSB to complete this paperwork, I authorize MSSB to maintain my pre-signed Forms 144 in safekeeping and to complete these forms as necessary before submitting them to the SEC. I further agree to release, hold harmless and discharge MSSB and their affiliates, agents, officers, successors and insurers from any and all claims, demands, losses, liabilities, damages and other expenses which may be sustained at any time relating to its facilitating transactions and completing necessary paperwork on my behalf under Rule 144.

D. Implementation, Modification, Suspension and Termination.

1. <u>Implementation of Plan</u>.

   a. MSSB will sell the Shares subject to this Plan in accordance with the terms of this Plan for my account in accordance with the principles of best execution provided that MSSB may execute orders on a "not held" basis. MSSB considers several factors, including price, the available liquidity pool, execution speed, transaction costs, service and opportunities for price improvement in determining where to route customer orders for execution. A "not held" or "working order" permits MSSB to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order. However, MSSB will not sell any Shares subject to this Plan at a price less than the Limit Price, if applicable.

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b. MSSB may sell the Shares subject to this Plan on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise. I agree that if MSSB or its affiliates is a market maker or dealer in such Shares at the time that any sale is to be made under this Plan, MSSB or its affiliates may, at its sole discretion, purchase such Shares in its capacity as market maker or dealer.

c. I agree to deliver the Shares subject to this Plan to the extent I currently own such Shares into an account at MSSB in my name and for my benefit prior to the Selling Start Date. I understand that this Plan shall not be effective until I establish a valid account at MSSB to hold the Shares.

2. Modification of Plan.

a. I may not modify this Plan unless:

(i) such modification is accepted in writing by MSSB;

(ii) I provide MSSB with:

(a) an Issuer Representation Letter substantially in the form of Part IV - Exhibit A to this Plan;

(b) a Seller Representation Letter substantially in the form of Part IV - Exhibit B to this Plan;

(c) a modification letter and new trade schedule(s) in which I represent that, among other things, on the date of such modification that I am not aware of any material, non-public information regarding the Issuer or any of its securities (including the Shares), that the modification is being made in good faith and not as part of a scheme to evade the Rules, and that my representations and warranties contained in this Plan are true at and as of the date of such letter as if made at and as of such date; and

(d) such modification occurs only outside of any "blackout periods" set forth in the Issuer's insider trading policy and procedures.

b. I further understand that MSSB requires a 14 day period from the adoption of such modification to the date when trading may resume following such modification. The Issuer may impose additional requirements as a condition of allowing me to modify this Plan, including, but not limited to, an additional period of time which must elapse before trading may resume following such modification. I agree to comply with any such additional requirements imposed by Issuer and to advise MSSB of such requirements. I further agree that any such modification of this Plan shall be undertaken at my own risk without liability or consequence to MSSB.

3. Suspension of Plan.

a. I understand that trading under this Plan may be suspended if MSSB has received written notice from the Issuer or from me of a legal, regulatory or contractual restriction applicable to the Issuer or to me. Upon receipt of such written notice, I expressly authorize MSSB to suspend trading as soon as practicable and trading shall not resume until MSSB has received written notice of the lifting of such suspension or the resolution of the underlying restriction. If the events giving rise to a suspension of trading cannot be resolved (as determined by MSSB in its sole discretion), I understand and acknowledge that MSSB reserves the right, in its sole discretion, to terminate this Plan in accordance with the provisions contained herein. In the event of a suspension, MSSB will resume effecting trades in accordance with this Plan as soon as MSSB determines that it is reasonably practical to do so.

b. Upon the resumption of trading following a suspension, any trades having a Sales Period End Date scheduled to have occurred during such suspension period shall be deemed to have expired as of that scheduled Sales Period End Date as defined in Trade Schedule A or B, as applicable. Any trades having a Sales Period Start Date scheduled to have occurred during the period of suspension shall be placed as soon as practicable for the balance of time remaining until the Sales Period End Date applicable to such trade. All other trades shall be placed as originally indicated in this Plan.

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4. Termination of Plan.

a. I understand that this Plan will terminate at market close on the Plan End Date or, if earlier, upon the completed sale of the maximum Shares subject to this Plan. In addition, this Plan shall terminate, regardless of whether the maximum Shares have been sold, upon any of the following events:

(i) MSSB receives written notice of my death;

(ii) MSSB receives written notice of the commencement or impending commencement of any proceedings in respect of or triggered by my bankruptcy or insolvency;

(iii) MSSB receives written notice of a valid instruction to transfer all or substantially all of the assets within my securities account at MSSB to another broker-dealer;

(iv) MSSB receives two days' written notice from me terminating this Plan (which may be given for any reason);

(v) I receive written notice from MSSB terminating this Plan (which may be given for any reason); and

(vi) If I fail to comply in any material respect with any applicable law and/or any obligation under this Plan.

(vii) Upon my or the Issuer's demonstrating to MSSB that any of the following contingencies have occurred:

(a) A public announcement has been made of a tender offer involving the Issuer's securities;

(b) A definitive agreement has been announced relating to a merger, reorganization, consolidation or similar transaction in which the securities covered by this Plan would be subject to a lock-up provision;

(c) A sale has been made of all or substantially all of the assets of the Issuer on a consolidated basis to an unrelated person or entity, or if a transaction affecting the Issuer occurs in which the owners of the Issuer's outstanding voting power prior to the transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction;

(d) A dissolution or liquidation of the Issuer takes place or there is a commencement or impending commencement of any proceedings in respect of or triggered by the Issuer's bankruptcy or insolvency; or

(e) That this Plan or its attendant transactions may violate existing, new or revised federal or state laws or regulations, or may cause a breach of a contract or agreement to which the Issuer is a party or by which the Issuer is bound.

b. In no event shall MSSB be deemed to have breached or failed to comply with this Plan if MSSB does not receive written notice from me or the Issuer of the above contingencies prior to the placement of a scheduled order under this Plan.

E. Indemnification; Limitation of Liability.

I understand that the purpose of this Plan is to provide me with an affirmative defense against charges of insider trading and that MSSB can make no representation or guarantee that any transaction entered according to this Plan will not subsequently be found to violate federal or state laws or rules against trading by insiders or trading on the basis of material nonpublic information or other laws or rules governing securities transactions. Therefore, in consideration of MSSB's acceptance of these instructions, I hereby agree to indemnify and hold harmless MSSB and its directors, officers, employees and affiliates (including, without limitation, Morgan Stanley & Co. LLC) from any claim, loss, damage, liability or expense (including, without limitation, any legal fees and expenses reasonably incurred) arising out of or attributable to this Plan (including, without limitation, any representations or warranties I have given or will give under or in connection with this Plan) or any transaction or transactions executed pursuant to this Plan or from any deviation I might make from this Plan. This indemnification will survive termination of this Plan.

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Notwithstanding any other provision hereof, MSSB shall not be liable to me for (i) any special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or (ii) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond MSSB's reasonable control, including but not limited to, failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, outbreak or escalation of hostilities or other crisis or calamity, severe weather, market disruptions, material disruptions in securities settlement, payment or clearance services or other causes commonly known as "acts of God".

F. Notice.

All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier or electronic mail and made to the applicable persons indicated in Part I – Account and Plan Information. The parties acknowledge and agree that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution.

G. Miscellaneous.

1. Additional Documents. I agree to complete, execute and deliver to MSSB any additional forms or other paperwork pursuant to this Plan at such times and in such form as MSSB may reasonably request.

2. My Obligation to Consult Legal Advisors. I agree that I will not enter into, modify, suspend or terminate this Plan except upon consultation with my own legal advisors.

3. Inconsistent Provisions. If any provision of this Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed rescinded to the extent required in order to comply with the relevant law, rule or regulation. All other provisions of this Plan will continue and remain in full force and effect.

4. Market Disruptions and Other Unusual Situations. I understand that MSSB may not be able to effectuate a sale due to a market disruption or a legal, regulatory or contractual restriction to which it, its affiliates, me or my affiliates may be subject (as determined by MSSB in its sole discretion). If any transaction cannot be executed due to a market disruption, a legal, regulatory, or contractual restriction applicable to MSSB, or any other event, MSSB agrees to effectuate such sale as promptly as practical after the cessation or termination of such market disruption, applicable restriction or other event; provided that such date does not exceed the Sales Period End Date for that order or the Plan End Date, or falls within a No Sales Period as defined in Trade Schedule A and/or B of this Plan.

5. Non-Market Days and Trading Restrictions. If I have given instructions that require an order to be entered on a particular date, and the date that I have selected for a transaction falls on a day when the applicable primary market for the security is closed, then I direct that the transaction occur on the next regular business day on which such market is open following the original date indicated; provided that such date does not exceed the Sales Period End Date for that order or the Plan End Date or falls within a No Sales Period as defined in Trade Schedule A and/or B of this Plan.

6. State Insider Trading Laws. I understand that some states may have their own laws that relate to insider trading. I understand that MSSB makes no representation to me with respect to whether this Plan conforms to the laws of any particular state, and that I will seek the advice of my own counsel with respect to matters of state law.

7. Prices. All references in this Plan to per share prices will be before deducting any commission equivalent, mark-up or differential and other expenses of sale.

8. Other Shares. I may instruct MSSB to sell securities of the Issuer other than pursuant to this Plan. The parties hereto agree that any such sale transaction will not be deemed to modify this Plan unless in connection with such transaction this Plan is modified pursuant to the process set forth in subsection D.2 above.

9. Adjustments to Share and Dollar Amounts. The exercise and sale prices, and number of Options to be exercised and Share to be sold, will be adjusted following such time as I or the Issuer notifies MSSB promptly of a Recapitalization, which shall be made by providing a new schedule reflecting the adjustment in Shares and prices after the Recapitalization.

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10. Effect of Instructions on Other Agreements with MSSB. Subject to "Entire Agreement; Subsequent Plans" subsection below, nothing in this Plan changes any other terms or agreements that are already applicable to my account or accounts, or that otherwise exist between MSSB and me.

11. Entire Agreement; Subsequent Plans. This Plan constitutes the entire agreement between the parties with respect to this Plan and supersedes any prior agreements or understandings with respect to this Plan. I understand that if I enter into a subsequent 10b5-1 trading plan, that plan will not amend, suspend or terminate this Plan unless explicitly agreed to by MSSB in writing.

12. Assignment. My rights and obligations under this Plan may not be assigned or delegated without the written permission of MSSB. MSSB may assign or delegate any or all of its rights or obligations under this Plan to a company affiliated with, or a successor to, MSSB or to any assignee to which MSSB determines to assign all or part of its business relating to sales plans of this kind. Any such assignment will not affect the status, or be deemed to be an amendment, of this Plan, the purpose of which is to provide me with an affirmative defense against charges of insider trading.

13. Choice of Law Regarding Interpretation of Instructions. This Plan shall be construed in accordance with the internal laws of the State of New York.

14. Enforceability in the Event of Bankruptcy. The parties acknowledge and agree that this Plan is a "securities contract" as defined in Section 741(7) of Title 11 of the United States Code ("Bankruptcy Code") and shall be entitled to all of the protections afforded to such contracts under the Bankruptcy Code.

15. Headings. Headings used in this Plan are provided for convenience only and shall not be used to construe meaning or intent.

16. Counterparts. This Plan may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were placed upon the same instrument.

By signing this Plan I agree that I have read and understood all of the disclosures and representations outlined in this Plan and applicable Trade Schedules.

Seller	Morgan Stanley Smith Barney LLC
By: Patrick Enright	By: Christine Cagnetti
Name: Patrick Enright	Name:
Title: Managing Member	Title: Executive Director
Adoption Date: 9/19/2014	Date: 9/24/14

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